Exhibit 99.4

AGTM/WALW/BLOML/5174782/40083169

#57075773

Draft dated 22 May 2025 - for discussion purposes only

NOTE ABOUT TRANSLATION:

This document is an English translation of a deed (to be) executed in the Dutch language. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

AMENDMENT TO THE ARTICLES OF ASSOCIATION

(Wallbox N.V.)

This • day of • two thousand twenty-five, there appeared before me, Michel Pieter van Agt, civil law notary officiating in Amsterdam, the Netherlands:

[•employee of Loyens & Loeff N.V.], with office address at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands.

The person appearing declared the following:

on the • day of • two thousand twenty-five the general meeting of Wallbox N.V., a public company under Dutch law, having its corporate seat in Amsterdam, the Netherlands, and with address at Carrer del Foc 68, 08038 Barcelona, Spain, registered with the Dutch trade register under number 83012559 (Company), at the proposal of the Company’s board of directors, resolved to partially amend the articles of association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a copy of a statement of the chairperson of the general meeting which shall be attached to this deed (Annex I).

The articles of association of the Company were established at the incorporation of the Company, by a notarial deed, executed on the seventh day of June two thousand twenty-one before B.C. Cornelisse, civil law notary officiating in Amsterdam, the Netherlands. The articles of association of the Company have most recently been amended by a notarial deed, executed on the first day of October two thousand twenty-one, before B.C. Cornelisse, civil law notary officiating in Amsterdam, the Netherlands.

In implementing the aforementioned resolution, the articles of association of the Company are hereby amended as follows.

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Amendment

Article 5, paragraph 1 and paragraph 2 are amended and shall read as follows:

“5.1	The authorized capital of the Company equals • euro (EUR •).[1]

5.2

The authorized capital of the Company is divided into five hundred seventy million (730,500,000) Class A Shares, with a nominal value of twelve eurocent (EUR 0.12) each, • (•)[2] Class B Shares, with a nominal value of one euro and twenty eurocent (EUR 1.20) each, and • (•)[3] Conversion Shares, with a nominal value of one euro and eight eurocent (EUR 1.08) each.”.

Final statement

Finally, the person appearing has declared that as a result of this amendment of the articles of association, the issued capital of the Company amounts to • (EUR •), divided into:

(a)	• (•) Class A Shares, with a nominal value of twelve eurocent (EUR 0.12) each;

(b)	• (•) Class B Shares, with a nominal value of one euro and twenty eurocent (EUR 1.20) each; and

(c)	• (•) Conversion Shares, with a nominal value of one euro and eight eurocent (EUR 1.08) each.

End

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated in the first paragraph of this deed. The contents of the deed have been stated and clarified to the person appearing. The person appearing has declared not to wish the deed to be fully read out, to have noted the contents of the deed timely before its execution and to agree with the contents. After limited reading, this deed was signed first by the person appearing and thereafter by me, civil law notary.

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Note to draft: amount will be the sum of (x) EUR 730,500,000 multiplied by EUR 0.12 (authorized Class A Shares) plus (y) the authorized EUR amounts of Class B Shares and Conversion Shares at the time of execution of this deed.

[2]	Note to draft: number of authorized Class B Shares will be the number of authorized Class B Shares at the time of execution of this deed.
[3]	Note to draft: number of authorized Conversion Shares will be the number of authorized Conversion Shares at the time of execution of this deed.

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AGTM/WALW/BLOML/5174782/40083169

#57069358

Concept d.d. 22 mei 2025 - uitsluitend voor discussiedoeleinden

STATUTENWIJZIGING

(Wallbox N.V.)

Op • tweeduizend vijfentwintig is voor mij, mr. Michel Pieter van Agt, notaris met plaats van vestiging Amsterdam, verschenen:

[• medewerker Loyens & Loeff N.V.], met kantooradres: Parnassusweg 300, 1081 LC Amsterdam.

De comparant heeft het volgende verklaard:

de algemene vergadering van Wallbox N.V., een naamloze vennootschap, gevestigd te Amsterdam en met adres: Carrer del Foc 68, 08038 Barcelona, Spanje, ingeschreven in het handelsregister onder nummer 83012559 (vennootschap), heeft, op voorstel van het bestuur van de vennootschap, op • tweeduizend vijfentwintig besloten de statuten van de vennootschap partieel te wijzigen, alsmede om de comparant te machtigen deze akte te doen passeren. Van deze besluitvorming blijkt uit een kopie van een verklaring van de voorzitter van de algemene vergadering die aan deze akte zal worden gehecht (Bijlage I).

De statuten van de vennootschap zijn vastgesteld bij oprichting van de vennootschap, bij notariële akte op zeven juni tweeduizend eenentwintig verleden voor mr. B.C. Cornelisse, notaris met plaats van vestiging Amsterdam. De statuten van de vennootschap zijn laatstelijk gewijzigd bij notariële akte op één oktober tweeduizend eenentwintig, verleden voor mr. B.C. Cornelisse, notaris met plaats van vestiging Amsterdam.

Ter uitvoering van voormeld besluit tot statutenwijziging worden de statuten van de vennootschap hierbij gewijzigd als volgt.

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Wijziging

Artikel 5 lid 1 en lid 2 worden gewijzigd en komen te luiden als volgt:

“5.1	Het maatschappelijk kapitaal van de vennootschap bedraagt • euro (EUR •).[1]

5.2

Het maatschappelijk kapitaal van de vennootschap is verdeeld in zevenhonderddertig miljoen vijfhonderdduizend (730.500.000) soort A aandelen, met een nominaal bedrag van twaalf eurocent (EUR 0,12) elk, • (•)[2] soort B aandelen, met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk, en • (•)[3] conversieaandelen, met een nominaal bedrag van één euro en acht eurocent (EUR 1,08) elk.”.

Slotverklaring

Ten slotte heeft de comparant verklaard dat per het moment waarop deze statutenwijziging van kracht wordt, het geplaatste kapitaal van de vennootschap euro (EUR •) bedraagt, verdeeld in:

(a)	• (•) soort A aandelen, met een nominaal bedrag van • (EUR •) elk;

(b)	• (•) soort B aandelen, met een nominaal bedrag van één euro en twintig eurocent elk; en

(c)	• (•) conversieaandelen, met een nominaal bedrag van één euro en acht eurocent (EUR 1,08) elk.

Slot

De comparant is mij, notaris, bekend.

Deze akte is verleden te Amsterdam op de datum aan het begin van deze akte vermeld. De zakelijke inhoud van deze akte is aan de comparant opgegeven en toegelicht. De comparant heeft verklaard op volledige voorlezing van de akte geen prijs te stellen, tijdig voor het verlijden van de inhoud daarvan te hebben kennisgenomen en met de inhoud in te stemmen. Onmiddellijk na beperkte voorlezing is deze akte eerst door de comparant en daarna door mij, notaris, ondertekend.

[1]

Note to draft: amount will be the sum of (x) EUR 730,500,000 multiplied by EUR 0.12 (authorized Class A Shares) plus (y) the authorized EUR amounts of Class B Shares and Conversion Shares at the time of execution of this deed.

[2]	Note to draft: number of authorized Class B Shares will be the number of authorized Class B Shares at the time of execution of this deed.
[3]	Note to draft: number of authorized Conversion Shares will be the number of authorized Conversion Shares at the time of execution of this deed.

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